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Exhibit 99.1

Attributed Financial Information for Tracking Stock Groups

        Our Liberty Interactive common stock is intended to reflect the separate performance of our Interactive Group which is comprised of our businesses engaged in video and on-line commerce, including our subsidiaries, QVC, Inc., Provide Commerce, Inc., Backcountry.com, Inc., Bodybuilding.com, LLC and BuySeasons, Inc. and our interests in IAC/InterActiveCorp, Expedia, Inc., HSN, Inc., Interval Leisure Group, Inc. and Tree.com, Inc. Our Liberty Starz common stock is intended to reflect the separate performance of our Starz Group which primarily includes our wholly-owned subsidiary Starz Entertainment, LLC. Our Liberty Capital common stock is intended to reflect the separate performance of our Capital Group which is comprised of all of our assets and businesses not attributed to the Interactive Group or the Starz Group.

        The following tables present our assets, liabilities, revenue, expenses and cash flows as of and for the three months ended March 31, 2010 and 2009. The tables further present our assets, liabilities, revenue, expenses and cash flows that are attributed to the Interactive Group, the Starz Group and the Capital Group, respectively. The financial information should be read in conjunction with our unaudited condensed consolidated financial statements for the three months ended March 31, 2010 included in this Quarterly Report on Form 10-Q.

        Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Interactive Group, the Starz Group and the Capital Group, our tracking stock structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. We and our subsidiaries are each responsible for our respective liabilities. Holders of Liberty Interactive common stock, Liberty Starz common stock and Liberty Capital common stock are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of Liberty Interactive common stock, Liberty Starz common stock and Liberty Capital common stock does not affect the rights of our creditors or creditors of our subsidiaries.

 SUMMARY ATTRIBUTED FINANCIAL DATA

Interactive Group

	March 31, 2010	December 31, 2009
	amounts in millions
Summary balance sheet data:
Current assets	$3,819	3,379
Cost investments	$299	734
Equity investments	$841	895
Total assets	$17,149	17,343
Long-term debt, including current portion	$6,741	6,073
Long-term deferred income tax liabilities	$2,714	1,939
Attributed net assets	$5,691	6,794

	Three months ended March 31,
	2010	2009
	amounts in millions
Summary operations data:
Revenue	$2,025	1,831
Cost of sales	(1,294)	(1,183)
Operating expenses	(186)	(172)
Selling, general and administrative expenses(1)	(186)	(145)
Depreciation and amortization	(141)	(147)

Operating income	218	184
Interest expense	(147)	(96)
Share of earnings (losses) of affiliates, net	23	(95)
Realized and unrealized gains (losses) on financial instruments	25	(72)
Gains (losses) on disposition, net	364	(2)
Other expense, net	(26)	(8)
Income tax benefit (expense)	(137)	41

Net earnings (loss)	320	(48)
Less net earnings attributable to the noncontrolling interests	10	9

Net earnings (loss) attributable to Liberty Media Corporation shareholders	$310	(57)

(1)
Includes stock-based compensation of $22 million and $10 million for the three months ended March 31, 2010 and 2009, respectively.

SUMMARY ATTRIBUTED FINANCIAL DATA

Starz Group

	March 31, 2010	December 31, 2009
	amounts in millions
Summary balance sheet data:
Current assets	$1,786	1,544
Total assets	$2,433	2,198
Long-term debt, including current portion	$47	48
Attributed net assets	$2,102	2,040

	Three months ended March 31,
	2010	2009
	amounts in millions
Summary operations data:
Revenue	$307	297
Operating expenses	(165)	(162)
Selling, general and administrative expenses(1)	(45)	(48)
Depreciation and amortization	(5)	(6)

Operating income	92	81
Other income (expense), net	1	(3)
Income tax expense	(36)	(18)

Earnings from continuing operations	57	60
Earnings from discontinued operations	—	21

Net earnings	$57	81

(1)
Includes stock-based compensation of $6 million and $17 million for the three months ended March 31, 2010 and 2009, respectively.

SUMMARY ATTRIBUTED FINANCIAL DATA

Capital Group

	March 31, 2010	December 31, 2009
	amounts in millions
Summary balance sheet data:
Current assets	$3,012	4,087
Cost investments	$4,043	3,355
Total assets	$8,936	9,373
Long-term debt, including current portion	$2,446	3,653
Deferred income tax liabilities, including current portion	$1,266	2,260
Attributed net assets	$2,639	1,275

	Three months ended March 31,
	2010	2009
	amounts in millions
Summary operations data:
Revenue	$166	125
Operating expenses	(105)	(93)
Selling, general and administrative expenses(1)	(115)	(65)
Depreciation and amortization	(16)	(20)

Operating loss	(70)	(53)
Interest expense	(23)	(40)
Realized and unrealized gains (losses) on financial instruments, net	143	(199)
Other income, net	7	18
Income tax benefit (expense)	(35)	114

Net earnings (loss)	22	(160)

(1)
Includes stock-based compensation of $11 million and $1 million for the three months ended March 31, 2010 and 2009, respectively.

BALANCE SHEET INFORMATION
March 31, 2010
(unaudited)

	Attributed (note 1)
	Interactive Group	Starz Group	Capital Group	Inter-group eliminations	Consolidated Liberty
	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$1,731	1,005	2,480	—	5,216
Trade and other receivables, net	1,004	190	99	—	1,293
Inventory, net	1,007	—	—	—	1,007
Program rights	—	507	—	—	507
Financial instruments	—	—	340	—	340
Current deferred tax assets	—	60	—	(60)	—
Other current assets	77	24	93	—	194

Total current assets	3,819	1,786	3,012	(60)	8,557

Investments in available-for-sale securities and other cost investments (note 2)	299	1	4,043	—	4,343
Investments in affiliates, accounted for using the equity method (note 3)	841	—	118	—	959
Property and equipment, net	1,012	105	161	—	1,278
Goodwill	5,859	133	200	—	6,192
Trademarks	2,492	2	14	—	2,508
Other non-amortizable intangibles	—	—	153	—	153
Intangible assets subject to amortization, net	2,737	2	176	—	2,915
Deferred tax assets	—	11	—	(11)	—
Other assets, at cost, net of accumulated amortization	90	393	1,059	—	1,542

Total assets	$17,149	2,433	8,936	(71)	28,447

Liabilities and Equity
Current liabilities:
Accounts payable	$531	5	11	—	547
Accrued liabilities	651	164	157	—	972
Intergroup payable (receivable)	127	(78)	(49)	—	—
Financial instruments	148	1	919	—	1,068
Current portion of debt (note 4)	716	4	483	—	1,203
Current deferred tax liabilities	54	—	1,254	(60)	1,248
Other current liabilities	153	143	133	—	429

Total current liabilities	2,380	239	2,908	(60)	5,467

Long-term debt (note 4)	6,025	43	1,963	—	8,031
Deferred income tax liabilities	2,714	—	12	(11)	2,715
Other liabilities	220	49	1,412	—	1,681

Total liabilities	11,339	331	6,295	(71)	17,894
Equity/Attributed net assets	5,691	2,102	2,639	—	10,432
Noncontrolling interests in equity of subsidiaries	119	—	2	—	121

Total liabilities and equity	$17,149	2,433	8,936	(71)	28,447

STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION
Three months ended March 31, 2010
(unaudited)

	Attributed (note 1)
	Interactive Group	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Revenue:
Net retail sales	$2,025	—	—	2,025
Communications and programming services	—	307	166	473

	2,025	307	166	2,498

Operating costs and expenses:
Cost of sales	1,294	—	—	1,294
Operating	186	165	105	456
Selling, general and administrative, including stock-based compensation (note 5)	186	45	115	346
Depreciation and amortization	141	5	16	162

	1,807	215	236	2,258

Operating income (loss)	218	92	(70)	240
Other income (expense):
Interest expense	(147)	—	(23)	(170)
Intergroup interest income (expense)	(4)	2	2	—
Share of earnings (losses) of affiliates, net (note 3)	23	—	(14)	9
Realized and unrealized gains (losses) on financial instruments, net	25	(1)	143	167
Gains (losses) on dispositions, net	364	—	(1)	363
Other, net	(22)	—	20	(2)

	239	1	127	367

Earnings before income taxes	457	93	57	607
Income tax expense	(137)	(36)	(35)	(208)

Net earnings (loss)	320	57	22	399
Less net earnings attributable to the noncontrolling interests	10	—	—	10

Net earnings attributable to Liberty Media Corporation shareholders	$310	57	22	389

Net earnings	$320	57	22	399

Other comprehensive earnings (loss), net of taxes:
Foreign currency translation adjustments	(52)	—	—	(52)
Unrealized holding gains arising during the period	35	—	30	65
Recognition of previously unrealized gains on available-for-sale securities, net	(112)	—	—	(112)
Share of other comprehensive earnings of equity affiliates	5	—	—	5
Reattribution of other comprehensive earnings between tracking stocks	(30)	—	30	—
Other	13	—	—	13

Other comprehensive earnings (loss)	(141)	—	60	(81)

Comprehensive earnings	179	57	82	318
Less comprehensive earnings attributable to the noncontrolling interests	9	—	—	9

Comprehensive earnings attributable to Liberty Media Corporation shareholders	$170	57	82	309

STATEMENT OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS) INFORMATION
Three months ended March 31, 2009
(unaudited)

	Attributed (note 1)
	Interactive Group	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Revenue:
Net retail sales	$1,831	—	—	1,831
Communications and programming services	—	297	125	422

	1,831	297	125	2,253

Operating costs and expenses:
Cost of sales	1,183	—	—	1,183
Operating	172	162	93	427
Selling, general and administrative, including stock-based compensation (note 5)	145	48	65	258
Depreciation and amortization	147	6	20	173

	1,647	216	178	2,041

Operating income (loss)	184	81	(53)	212
Other income (expense):
Interest expense	(96)	(1)	(40)	(137)
Share of losses of affiliates, net (note 3)	(95)	(2)	(8)	(105)
Realized and unrealized gains (losses) on financial instruments, net	(72)	7	(199)	(264)
Losses on dispositions, net	(2)	—	—	(2)
Other, net	(8)	(7)	26	11

	(273)	(3)	(221)	(497)

Earnings (loss) from continuing operations before income taxes	(89)	78	(274)	(285)
Income tax benefit (expense)	41	(18)	114	137

Earnings (loss) from continuing operations	(48)	60	(160)	(148)
Earnings from discontinued operations, net of taxes	—	21	—	21

Net earnings (loss)	(48)	81	(160)	(127)
Less net earnings attributable to the noncontrolling interests	9	—	—	9

Net earnings (loss) attributable to Liberty Media Corporation shareholders	(57)	81	(160)	(136)

Net earnings (loss)	(48)	81	(160)	(127)

Other comprehensive earnings (loss), net of taxes:
Foreign currency translation adjustments	(87)	—	—	(87)
Unrealized holding gains (losses) arising during the period	(4)	(1)	3	(2)
Recognition of previously unrealized losses on available-for-sale securities, net	1	1	—	2
Share of other comprehensive losses of equity affiliates	(15)	—	—	(15)
Other comprehensive loss from discontinued operations	—	(1)	—	(1)
Other	17	—	—	17

Other comprehensive earnings (loss)	(88)	(1)	3	(86)

Comprehensive earnings (loss)	(136)	80	(157)	(213)
Less comprehensive loss attributable to the noncontrolling interests	(4)	—	—	(4)

Comprehensive earnings (loss) attributable to Liberty Media Corporation shareholders	$(132)	80	(157)	(209)

 STATEMENT OF CASH FLOWS INFORMATION
Three months ended March 31, 2010
(unaudited)

	Attributed (note 1)
	Interactive Group	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings	$320	57	22	399
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	141	5	16	162
Stock-based compensation	22	6	11	39
Cash payments for stock based compensation	—	(28)	(1)	(29)
Noncash interest expense	25	—	—	25
Share of losses (earnings) of affiliates, net	(23)	—	14	(9)
Cash receipts from return on equity investments	—	—	5	5
Realized and unrealized gains (losses) on financial instruments, net	(25)	1	(143)	(167)
Losses (gains) on disposition of assets, net	(364)	—	1	(363)
Intergroup tax allocation	81	24	(105)	—
Intergroup tax payments	(72)	43	29	—
Deferred income tax expense	42	11	38	91
Other noncash charges, net	28	4	11	43
Changes in operating assets and liabilities
Current and other assets	204	(58)	(47)	99
Payables and other current liabilities	(216)	26	232	42

Net cash provided by operating activities	163	91	83	337

Cash flows from investing activities:
Cash proceeds from dispositions	451	29	29	509
Proceeds from settlement of financial instruments	(31)	—	445	414
Investments in and loans to cost and equity investees	—	—	(176)	(176)
Repayment of loan by equity investee	—	—	25	25
Capital expended for property and equipment	(59)	—	(2)	(61)
Net sales of short term investments	—	—	35	35
Net increase in restricted cash	(1)	(20)	(23)	(44)
Reattribution of cash	807	—	(807)	—
Other investing activities, net	(8)	—	—	(8)

Net cash provided (used) by investing activities	1,159	9	(474)	694

Cash flows from financing activities:
Borrowings of debt	1,021	—	38	1,059
Repayments of debt	(1,142)	(1)	(524)	(1,667)
Intergroup debt borrowings/(repayments)	(316)	158	158	—
Repurchases of Liberty common stock	—	(40)	(4)	(44)
Other financing activities, net	(27)	(6)	46	13

Net cash provided (used) by financing activities	(464)	111	(286)	(639)

Effect of foreign currency rates on cash	(11)	—	—	(11)

Net increase (decrease) in cash and cash equivalents	847	211	(677)	381
Cash and cash equivalents at beginning of period	884	794	3,157	4,835

Cash and cash equivalents at end period	$1,731	1,005	2,480	5,216

 STATEMENT OF CASH FLOWS INFORMATION
Three months ended March 31, 2009
(unaudited)

	Attributed (note 1)
	Interactive Group	Starz Group	Capital Group	Consolidated Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$(48)	81	(160)	(127)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Earnings from discontinued operations	—	(21)	—	(21)
Depreciation and amortization	147	6	20	173
Stock-based compensation	10	17	1	28
Noncash interest expense	18	—	—	18
Share of losses of affiliates, net	95	2	8	105
Realized and unrealized losses (gains) on financial instruments, net	72	(7)	199	264
Losses on disposition of assets, net	2	—	—	2
Intergroup tax allocation	37	32	(69)	—
Intergroup tax payments	(71)	(5)	76	—
Other intergroup cash transfers, net	(1)	(5)	6	—
Deferred income tax benefit	(102)	(17)	(82)	(201)
Other noncash charges, net	12	8	19	39
Changes in operating assets and liabilities, net of the effects of acquisitions:
Current assets	250	(4)	12	258
Payables and other current liabilities	(314)	(36)	52	(298)

Net cash provided by operating activities	107	51	82	240

Cash flows from investing activities:
Cash proceeds from dispositions	70	—	1	71
Proceeds from settlement of financial instruments	—	21	40	61
Investments in and loans to cost and equity investees	(8)	—	(410)	(418)
Capital expenditures	(30)	—	(5)	(35)
Net sales of short term investments	—	—	35	35
Net decrease in restricted cash	5	—	7	12
Other investing activities, net	2	(11)	(2)	(11)

Net cash provided (used) by investing activities	39	10	(334)	(285)

Cash flows from financing activities:
Borrowings of debt	16	—	1,954	1,970
Repayments of debt	(8)	(1)	(346)	(355)
Repurchases of Liberty common stock	—	—	(3)	(3)
Other financing activities, net	(18)	—	(4)	(22)

Net cash provided (used) by financing activities	(10)	(1)	1,601	1,590

Effect of foreign currency rates on cash	(29)	(8)	—	(37)

Net cash provided by discontinued operations:
Cash provided by operating activities	—	5	—	5
Cash provided by investing activities	—	10	—	10
Cash provided by financing activities	—	—	—	—
Change in available cash held by discontinued operations	—	27	—	27

Net cash provided by discontinued operations	—	42	—	42
Net increase in cash and cash equivalents	107	94	1,349	1,550
Cash and cash equivalents at beginning of period	832	732	1,496	3,060

Cash and cash equivalents at end period	$939	826	2,845	4,610

Notes to Attributed Financial Information

(unaudited)

(1)
The assets attributed to our Interactive Group include our consolidated subsidiaries QVC, Inc., Provide Commerce, Inc., Backcountry.com, Inc., Bodybuilding.com, LLC and BuySeasons, Inc., and our interests in IAC/InterActiveCorp, GSI Commerce, Inc., Expedia, Inc., HSN, Inc., Interval Leisure Group, Inc. and Tree.com, Inc. Accordingly, the accompanying attributed financial information for the Interactive Group includes our investments in IAC/InterActiveCorp, Expedia, GSI, HSN, Interval and Lending Tree, as well as the assets, liabilities, revenue, expenses and cash flows of QVC, Provide, Backcountry, Bodybuilding and BuySeasons. We have also attributed certain of our debt obligations (and related interest expense) to the Interactive Group based upon a number of factors, including the cash flow available to the Interactive Group and its ability to pay debt service and our assessment of the optimal capitalization for the Interactive Group. The specific debt obligations attributed to each of the Interactive Group, the Starz Group and the Capital Group are described in note 4 below. In addition, we have allocated certain corporate general and administrative expenses among the Interactive Group, the Starz Group and the Capital Group as described in note 5 below.

  The Interactive Group focuses on video and on-line commerce businesses. Accordingly, we expect that businesses that we may acquire in the future that we believe are complementary to this strategy will also be attributed to the Interactive Group.

  The Starz Group consists primarily of our subsidiary Starz Entertainment, LLC and approximately $720 million of corporate cash. Accordingly, the accompanying attributed financial information for the Starz Group includes these investments and the assets, liabilities, revenue, expenses and cash flows of these consolidated subsidiaries.

  The Starz Group focuses primarily on video programming. Accordingly, we expect that businesses we may acquire in the future that we believe are complementary to this strategy will also be attributed to the Starz Group.

  The Capital Group consists of all of our businesses not included in the Interactive Group or the Starz Group, including our consolidated subsidiaries Starz Media, LLC, Atlanta National League Baseball Club, Inc., TruePosition, Inc. and certain cost and equity investments. Accordingly, the accompanying attributed financial information for the Capital Group includes these investments and the assets, liabilities, revenue, expenses and cash flows of these consolidated subsidiaries. In addition, we have attributed to the Capital Group all of our notes and debentures (and related interest expense) that have not been attributed to the Interactive Group or the Starz Group. See note 4 below for the debt obligations attributed to the Capital Group.

  On February 25, 2010, Liberty announced that its board of directors had resolved to effect the following changes in attribution between the Capital Group and the Interactive Group, effective immediately (the "Reattribution"):

  •
  the change in attribution from the Interactive Group to the Capital Group of Liberty's 14.6% ownership interest in Live Nation Entertainment, Inc.;

  •
  the change in attribution from the Capital Group to the Interactive Group of the following debt securities:

  •
  $469 million in principal amount of 4% Exchangeable Senior Debentures due 2029 (the "2029 Exchangeables");

  •
  $460 million in principal amount of 3.75% Exchangeable Senior Debentures due 2030 (the "2030 Exchangeables"); and

Notes to Attributed Financial Information (Continued)

(unaudited)

    •
    $492 million in principal amount of 3.5% Exchangeable Senior Debentures due 2031 (the "2031 Exchangeables", and together with the 2029 Exchangeables and the 2030 Exchangeables, the "Exchangeable Notes");

  •
  the change in attribution from the Capital Group to the Interactive Group of approximately $830 million in net taxable income to be recognized ratably in tax years 2014 through 2018 as a result of the cancellation in April 2009 of $400 million in principal amount of 2029 Exchangeables and $350 million in principal amount of 2030 Exchangeables; and

  •
  the change in attribution from the Capital Group to the Interactive Group of $807 million in cash.

  Liberty has accounted for the Reattribution prospectively. This change in attribution had no effect on the assets and liabilities attributed to the Starz Group.

  The reattribution between the groups resulted in the following impact to attributed net assets:

	Interactive Group increase (decrease)	Capital Group increase (decrease)
	amounts in millions
Assets:
Cash	$807	(807)
Investment in available-for-sale securities	(307)	307

Net increase (decrease) to assets	500	(500)
Liabilities (including accumulated other comprehensive earnings:
Exchangeable senior debentures (including accrued interest)	767	(767)
Deferred tax liabilities	1,048	(1,048)
Accumulated other comprehensive earnings	(30)	30

Net increase (decrease) to liabilities	1,785	(1,785)
Impact to attributed net assets	$(1,285)	1,285

  The assets and liabilities were reattributed at their book values versus the estimated fair values of those assets and liabilities that were considered by our board of directors, among other factors, in approving the reattribution. As a result, on a book value basis there is a transfer of net assets between the tracking stocks of $1,285 million. The principal reasons for the difference between fair value and book value is (i) the deferred tax liabilities under GAAP are required to be carried at the gross undiscounted basis difference multiplied by the company's effective tax rate whereas on a fair value basis, these future tax liabilities are not expected to be incurred for many years and therefore their present discounted value is substantially less, and (ii) the senior exchangeables are expected to continue to generate interest deductions for tax purposes in excess of the annual cash coupon over their remaining life, the present value of which is not reflected in the book values of the reattributed assets and liabilities.

  Any businesses that we may acquire in the future that are not attributed to the Interactive Group or the Entertainment Group will be attributed to the Capital Group.

  While we believe the allocation methodology described above is reasonable and fair to each group, we may elect to change the allocation methodology in the future. In the event we elect to transfer

Notes to Attributed Financial Information (Continued)

(unaudited)

  assets or businesses from one group to the other, such transfer would be made on a fair value basis and would be accounted for as a short-term loan unless our board of directors determines to account for it as a long-term loan or through an inter-group interest.

  During the second quarter of 2009, each of the Starz Group and the Capital Group made intergroup loans to the Interactive Group in the amount of $250 million. Such loans (i) are secured by various public stocks attributed to the Interactive Group, (ii) accrue interest quarterly at the rate of LIBOR plus 500 basis points and (iii) are due June 16, 2010. In the first quarter of 2010, the Interactive Group repaid the remaining balance of the intergroup loans by making payments of $158 million to each of the Starz Group and the Capital Group.

(2)
Investments in available-for-sale securities, including non-strategic securities, and other cost investments are summarized as follows:

	March 31, 2010	December 31, 2009
	amounts in millions
Capital Group
Time Warner Inc.(a)	$1,070	997
Time Warner Cable Inc.(a)	458	356
Sprint Nextel Corporation(a)	270	260
Motorola, Inc.(a)	364	403
Viacom, Inc.	261	226
Live Nation Entertainment, Inc.(b)	360	—
CenturyTel, Inc./Embarq Corporation(a)	191	195
Other available-for-sale equity securities(a)	218	220
Sirius debt securities(c)	450	300
Other available-for-sale debt securities	379	376
Other cost investments and related receivables	22	22

Total attributed Capital Group	4,043	3,355

Interactive Group
IAC/InterActiveCorp(d)	292	492
Other(e)	7	242

Total attributed Interactive Group	299	734

Starz Group
Other	1	31

Total attributed Starz Group	1	31

Consolidated Liberty	$4,343	4,120

(a)
Includes shares pledged as collateral for share borrowing arrangements.

(b)
On January 25, 2010, Live Nation, Inc. and Ticketmaster Entertainment, Inc. completed a merger transaction. Liberty owned approximately 29% of the outstanding common stock of Ticketmaster and received 1.474 shares of Live Nation Entertainment, Inc. for each share of Ticketmaster. As a result of the merger Liberty now owns approximately 15% of combined entity and accounts for the new investment as an AFS security. Liberty recorded the transaction at fair value and recorded a $178 million gain. At the time of the merger that

Notes to Attributed Financial Information (Continued)

(unaudited)

  investment was attributed to the Interactive Group. As a result of the reattribution the Live Nation investment is attributed to the Capital Group.

(c)
During the three months ended March 31, 2010 Liberty acquired $150 million of Sirius 8.75% bonds due April 15, 2015 at par.

(d)
During the three months ended March 31, 2010, Liberty sold approximately 3.7 million shares of IAC in the open market for cash proceeds of approximately $77 million. Liberty also physically settled a derivative by delivering 7.5 million shares of IAC for proceeds of $153 million. The combined gain on the disposition of IAC shares, recorded in gains (losses) on dispositions, net was $53 million.

(e)
During the three months ended March 31, 2010, QVC sold its investment in GSI Commerce for aggregate cash proceeds of $220 million. QVC recognized a $132 million gain on the sale.
(3)
The following table presents information regarding certain equity method investments:

				Share of earnings (losses) three months ended March 31,
	March 31, 2010
	Percentage ownership	Carrying value	Market value
				2010	2009
	dollar amounts in millions
Interactive Group
Expedia	24%	$634	$1,727	$14	$9
Capital Group
Sirius(a)	40%	$22	$2,251	$(8)	$—

(a)
As of March 31, 2010, the Sirius Preferred Stock had a market value of $2,251 million based on the value of the common stock into which it is convertible.

Notes to Attributed Financial Information (Continued)

(unaudited)

(4)
Debt attributed to the Interactive Group, the Starz Group and the Capital Group is comprised of the following:

	March 31, 2010
	Outstanding principal	Carrying value
	amounts in millions
Capital Group
3.125% Exchangeable Senior Debentures due 2023	$1,138	1,211
Liberty bank facility	750	750
Liberty derivative loan	379	379
Subsidiary debt	106	106

Total attributed Capital Group debt	2,373	2,446

Interactive Group
5.7% Senior Notes due 2013	803	801
8.5% Senior Debentures due 2029	287	284
8.25% Senior Debentures due 2030	504	501
4% Exchangeable Senior Debentures due 2029	469	248
3.75% Exchangeable Senior Debentures due 2030	460	230
3.5% Exchangeable Senior Debentures due 2031	492	295
3.25% Exchangeable Senior Debentures due 2031	541	338
QVC 7.125% Senior Secured Notes due 2017	500	500
QVC 7.5% Senior Secured Notes due 2019	1,000	984
QVC 7.375% Senior Secured Notes due 2020	500	500
QVC bank credit facilities	1,996	1,996
Other subsidiary debt	64	64

Total attributed Interactive Group debt	7,616	6,741

Starz Group
Subsidiary debt	47	47

Total attributed Starz Group debt	47	47

Total debt	$10,036	9,234

(5)
Cash and stock-based compensation expense for our corporate employees has been allocated among the Interactive Group, the Starz Group and the Capital Group based on the estimated percentage of time spent providing services for each group. Other general and administrative expenses are charged directly to the groups whenever possible and are otherwise allocated based on estimated usage or some other reasonably determined methodology. Amounts allocated from the Capital Group to the Interactive Group and the Starz Group, including stock-based compensation, are as follows:

	Three months ended March 31,
	2010	2009
	amounts in millions
Interactive Group	$17	6
Starz Group	$4	16

Notes to Attributed Financial Information (Continued)

(unaudited)

  While we believe that this allocation method is reasonable and fair to each group, we may elect to change the allocation methodology or percentages used to allocate general and administrative expenses in the future.

(6)
We have accounted for income taxes for the Interactive Group, the Starz Group and the Capital Group in the accompanying attributed financial information in a manner similar to a stand-alone company basis. To the extent this methodology differs from our tax sharing policy, differences have been reflected in the attributed net assets of the groups.

(7)
The Liberty Interactive common stock, the Liberty Starz common stock and the Liberty Capital common stock have voting and conversion rights under our amended charter. Following is a summary of those rights. Holders of Series A common stock of each group are entitled to one vote per share and holders of Series B common stock of each group are entitled to ten votes per share. Holders of Series C common stock of each group, if issued, will be entitled to 1/100th of a vote per share in certain limited cases and will otherwise not be entitled to vote. In general, holders of Series A and Series B common stock vote as a single class. In certain limited circumstances, the board may elect to seek the approval of only the holders of common stock related to our Interactive Group, our Starz Group or our Capital Group.

  At the option of the holder, each share of Series B common stock is convertible into one share of Series A common stock of the same group. At the discretion of our board, the common stock related to one group may be converted into common stock of the same series that is related to one of our other groups.

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  Exhibit 99.1
Attributed Financial Information for Tracking Stock Groups
SUMMARY ATTRIBUTED FINANCIAL DATA
STATEMENT OF CASH FLOWS INFORMATION Three months ended March 31, 2010 (unaudited)
STATEMENT OF CASH FLOWS INFORMATION Three months ended March 31, 2009 (unaudited)
Notes to Attributed Financial Information (unaudited)